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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )1

Orion HealthCorp, Inc.
(Name of Issuer)
Class A Common Stock, $0.001 par value
(Title of Class of Securities)
68627W 10 9
(CUSIP Number)
Paul H. Cascio
Brantley Partners
3201 Enterprise Parkway, Suite 350
Beachwood, Ohio 44122
(216) 464-8400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 28, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	68627W 10 9	Page	2	of	20

1	NAMES OF REPORTING PERSONS: Brantley Venture Partners III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN No.: 34-1757020

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,321,649 shares of Class A Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,321,649 shares of Class A Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,321,649 shares of Class A Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.68%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	68627W 10 9	Page	3	of	20

1	NAMES OF REPORTING PERSONS: Brantley Venture Management III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN No.: 34-1757019

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,321,649 shares of Class A Common Stock†

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,321,649 shares of Class A Common Stock†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,321,649 shares of Class A Common Stock†

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.68% †

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	68627W 10 9	Page	4	of	20

1	NAMES OF REPORTING PERSONS: Brantley Partners IV, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN No.: 34-1859314

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		33,205,796 shares of Class A Common Stock*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		33,205,796 shares of Class A Common Stock*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

33,205,796 shares of Class A Common Stock*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

72.77%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	68627W 10 9	Page	5	of	20

1	NAMES OF REPORTING PERSONS: Brantley Venture Management IV, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
34-1859308

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		33,205,796 shares of Class A Common Stock*†

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

33,205,796 shares of Class A Common Stock*†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

33,205,796 shares of Class A Common Stock*†

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

72.77%*†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	68627W 10 9	Page	6	of	20

1	NAMES OF REPORTING PERSONS: Pinkas Family Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN No.: 34-157851

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		35,527,445 shares of Class A Common Stock*†

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

35,527,445 shares of Class A Common Stock*†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

35,527,445 shares of Class A Common Stock*†

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

77.85%*†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	68627W 10 9	Page	7	of	20

1	NAMES OF REPORTING PERSONS: Robert P. Pinkas

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		35,527,445 shares of Class A Common Stock*†

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

35,527,445 shares of Class A Common Stock*†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

35,527,445 shares of Class A Common Stock*†

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

77.85%*†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

     • These beneficial ownership calculations include the Class A Common Stock of Orion HealthCorp, Inc. issuable upon conversion of the Class B Common Stock and the Convertible Notes (as defined below), or exercise of warrants, each as described in Item 3. The calculations assume (i) a recent conversion factor for the Class B Common Stock calculated as described in Item 3 and (ii) that the aggregate number of shares of Class A Common Stock issuable upon conversion of the Convertible Notes will be 1,309,508, calculated as described in Item 3. As described more fully in Item 3, (i) the conversion price for the Class B Common Stock is subject to change based on the price per share of Class A Common Stock and the interest accrued on the purchase price of the Class B Common Stock at the time of conversion and (ii) the actual number of shares of Class A Common Stock issuable upon conversion of the Convertible Notes is subject to change based on the interest accrued at the time of conversion.
     † The filing person has disclaimed beneficial ownership of certain shares, see Item 5.
     Information given in response to each item shall be deemed incorporated by reference in all other items.
     The Statement on Schedule 13D dated December 27, 2004, filed jointly by the reporting persons named therein is hereby further amended by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Brantley Venture Partners III, L.P. (“Brantley III”), a Delaware limited partnership, (2) Brantley Venture Management III, L.P. (“Brantley III Management”), a Delaware limited partnership, (3) Brantley Partners IV, L.P. (“Brantley IV”), a Delaware limited partnership, (4) Brantley Venture Management IV, L.P. (“Brantley IV Management”), a Delaware limited partnership, (5) Pinkas Family Partners, L.P., a Delaware limited partnership (“Pinkas LP”), and (6) Robert P. Pinkas, with respect to the items set forth below. Capitalized terms used herein but not otherwise defined in this Schedule 13D (Amendment No. 2) have the meaning set forth in the Schedule 13D, as originally filed. The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 12, 2006, a copy of which is filed herewith as Exhibit I, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the 1934 Act.
     The Reporting Persons are filing this Schedule 13D (Amendment No. 2) to report changes in the Reporting Persons’ beneficial ownership of certain shares as a result of the termination of the investment advisory relationship between Brantley Capital Management, L.L.C. and Brantley Capital Corporation (“Brantley Capital”) on September 28, 2005.
Item 3. Source and Amount of Funds or Other Consideration.
     All of the shares reported as beneficially owned that were acquired for cash consideration were acquired with working capital of the acquiring party and no shares were acquired with borrowed funds.

June 2005 Shares
     A portion of the shares reported as beneficially owned were acquired pursuant to two convertible subordinated promissory notes issued to Brantley IV by the Company on June 1, 2005. On March 16, 2005, Brantley IV loaned the Company an aggregate of $1,025,000 (the “First Loan”). On June 1, 2005, the Company executed a convertible subordinated promissory note in the principal amount of $1,025,000 (the “First Note”) payable to Brantley IV to evidence the terms of the First Loan. The material terms of the First Note are as follows: (i) the First Note is unsecured; (ii) the First Note is subordinate to the Company’s outstanding loan from CIT Healthcare, LLC (formerly known as Healthcare Business Credit Corporation) (“CIT”) and other indebtedness for monies borrowed, and ranks pari passu with general unsecured trade liabilities; (iii) principal and interest on the First Note is due April 19, 2006 (the “Maturity Date”); (iv) the interest accrues from and after March 16, 2005, at a per annum rate equal to nine percent (9.0%) and is non-compounding; (v) if an event of default occurs and is continuing, Brantley IV, by notice to the Company, may declare the principal of the First Note to be due and immediately payable; and (vi) on or after the Maturity Date, Brantley IV, at its option, may convert all or a portion of the outstanding principal and interest due of the First Note into shares of Class A Common Stock of the Company at a price per share equal to $1.042825 (the “First Note Conversion Price”). The number of shares of Class A Common Stock issuable upon conversion of the First Note shall be equal to the number obtained by dividing (x) the aggregate amount of principal and interest to be converted by (y) the First Note Conversion Price (as defined above); provided, however, the number of shares issuable upon conversion of the First Note shall not exceed the lesser of: (i) 1,159,830 shares of Class A Common Stock, or (ii) 16.3% of the then outstanding Class A Common Stock. The First Note is filed herewith as Exhibit III.
     On April 19, 2005, Brantley IV loaned the Company an additional $225,000 (the “Second Loan”). On June 1, 2005, the Company executed a convertible subordinated promissory note in the principal amount of $225,000 (the “Second Note”; and together with the First Note, collectively, the “Convertible Notes”) payable to Brantley IV to evidence the terms of the Second Loan. The material terms of the Second Note are as follows: (i) the Second Note is unsecured; (ii) the Second Note is subordinate to the Company’s outstanding loan from CIT and other indebtedness for monies borrowed, and ranks pari passu with general unsecured trade liabilities; (iii) principal and interest on the Second Note is due April 19, 2006 (the “Maturity Date”); (iv) the interest accrues from and after April 19, 2005, at a per annum rate equal to nine percent (9.0%) and is non-compounding; (v) if an event of default occurs and is continuing, Brantley IV, by notice to the Company, may declare the principal of the Second Note to be due and immediately payable; and (vi) on or after the Maturity Date, Brantley IV, at its option, may convert all or a portion of the outstanding principal and interest due of the Second Note into shares of Class A Common Stock of the Company at a price per share equal to $1.042825 (the “Second Note Conversion Price”). The number of shares of Class A Common Stock issuable upon conversion of the Second Note shall be equal to the number obtained by dividing (x) the aggregate amount of principal and interest to be converted by (y) the Second Note Conversion Price (as defined above); provided, however, the number of shares issuable upon conversion of the Second Note shall not exceed the lesser of: (i) 254,597 shares of Class A

Common Stock, or (ii) 3.6% of the then outstanding Class A Common Stock. The Second Note is filed herewith as Exhibit IV.
     In determining the number of shares of Class A Common Stock attributable to the Reporting Persons as a result of the conversion of the Convertible Notes, the Reporting Persons have assumed that the aggregate number of shares of Class A Common Stock issuable to Brantley IV upon its conversion of the Convertible Notes is 1,309,508 shares of Class A Common Stock, which number equals the number of shares of Class A Common Stock issuable upon conversion of the First Note, as of March 27, 2006, plus the number of shares of Class A Common Stock issuable upon conversion of the Second Note, as of March 27, 2006. As described above, the actual number of shares of Class A Common Stock issuable upon conversion of the Convertible Notes could be lower depending upon the number of outstanding shares of Class A Common Stock at the time of conversion.
December 2004 Shares
     A portion of the shares reported as beneficially owned were acquired pursuant to a series of transactions consummated by the Company on December 15, 2004 (the “Closing”) that resulted in a change of control of the Company through the acquisition of three new businesses and issuance of new equity securities in consideration for cash and the contribution of outstanding debt. These transactions included the acquisition by the Company of Integrated Physician Solutions, Inc. (“IPS”). In connection with this acquisition the Company issued Class A Common Stock to stockholders of IPS pursuant to a merger agreement (as amended, the “IPS Merger Agreement”). Orion also issued Class A Common Stock to certain holders of the debt of IPS pursuant to a debt exchange agreement (as amended, the “Debt Exchange Agreement”).
     The transactions included an equity financing in which Orion issued Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”) of the Company to a group of investors, including Brantley IV, in consideration for a cash investment in the Company by such investors. In connection with the consummation of the transactions, Orion also refinanced its bank debt and entered into a new credit facility. Brantley IV provided a guarantee of a portion of the Company’s new credit facility and received warrants in consideration for such guarantee. As a result of such transactions, Brantley III and Brantley IV now collectively beneficially own, on an as converted basis, a majority of the voting stock of the Company.
     The shares of Class A Common Stock that Brantley III has reported as beneficially owned were acquired (i) by Brantley III exchanging notes in the aggregate principal amount of $1,271,171.40 for 657,874 shares of Class A Common Stock pursuant to the Debt Exchange Agreement, and (ii) pursuant to the IPS Merger Agreement, as a result of Brantley III’s ownership of capital stock of IPS. Brantley IV purchased Class B Common Stock for an aggregate purchase price of $9,000,000 in cash plus cash in the amount of $128,350, which amount equaled the accrued but unpaid interest immediately prior to the Closing owed to a subsidiary of Brantley IV on amounts advanced prior to October 23, 2003 (the “Base Bridge Interest Amount”).

     The Class B Common Stock held by Brantley IV is convertible into shares of Class A Common Stock at any time based on a conversion factor in effect at the time of the conversion. The conversion factor is designed to yield one share of Class A Common Stock per share of Class B Common Stock converted, plus such additional shares of Class A Common Stock, or portions thereof, necessary to approximate the unpaid portion of the return of the original purchase price for the Class B Common Stock less the Base Bridge Interest Amount, plus an amount equal to nine percent (9%) per annum on the amount of the original purchase price less the Base Bridge Interest Amount, without compounding, from the date the Class B Common Stock was first issued to the date of conversion. The conversion factor is calculated based on a number equal to one plus the quotient of the purchase price of the Class B Common Stock less the Base Bridge Interest Amount, plus 9% per annum (not compounded), divided by the fair market value (which is determined by reference to the prices at which Class A Common Stock trades immediately prior to the conversion). Therefore, so long as the Class B Common Stock has not yet received a full return of its purchase price and the accrued amount, if the market value of a share of Class A Common Stock increases, a share of Class B Common Stock will convert into fewer shares of Class A Common Stock, and if the market value of Class A Common Stock shares decreases, a share of Class B Common Stock will convert into more shares of Class A Common Stock. In addition, since the conversion factor is designed to yield additional shares of Class A Common Stock, or portions thereof, necessary to approximate the unpaid portion of the return of the original purchase price for the Class B common stock plus the accrued amount, assuming everything else remained the same, the number of shares of Class A Common Stock issuable upon conversion of the Class B common Stock would continually increase.
     The initial conversion factor as of the original filing of the Schedule 13D on December 27, 2004 was approximately 1.28 (one share of Class B Common Stock converts into approximately 1.28 shares of Class A Common Stock), was based on the closing market price of the common stock of the Company on the day prior to the Closing (as adjusted for the reverse stock split that took place in connection with the Closing) and assumed no accrual. As set forth in the Company’s Form 10-KSB for the fiscal year ended December 31, 2005 filed on March 31, 2006, the conversion factor (the “March Conversion Factor”) was approximately 4.053388780170 (one share of Class B Common Stock converts into approximately 4.053388780170 shares of Class A Common Stock) as of March 27, 2006. In determining the number of shares of Class A Common Stock attributable to the Reporting Persons as a result of the conversion of Class B Common Stock, the March Conversion Factor was used.

Item 4. Purpose of Transaction.
      As a result of the transactions described in Item 3, Brantley III and Brantley IV collectively beneficially own, on an as converted basis, a majority of the voting stock of the Company. The shares of Class A Common Stock covered by this Statement are being held for investment purposes. The Reporting Persons may assess the market for the purchase and sale of the Company’s common stock, as well as the Company’s financial position and operations and retain the right to change their investment intent. Depending upon a continuing assessment and upon future developments and contingent upon any restrictions contained in agreements to which the Reporting Persons are parties, the Reporting Persons may determine, from time to time or at any time, to acquire or to sell or otherwise dispose of some or all of the Class A Common Stock. In making any such determination, the Reporting Persons will consider their goals and objectives, other business opportunities available to them, as well as general economic and stock market conditions.
      Pursuant to a Stockholders Agreement, dated as of December 15, 2004 (the “Stockholders Agreement”), filed herewith as Exhibit II, as amended from time to time, each of Brantley III, Brantley IV and Brantley Capital have agreed to cast all votes necessary to elect as members of the board of directors of the Company one director as shall have been nominated by each of Brantley III, Brantley IV and Brantley Capital. Brantley III and Brantley IV disclaim that they are part of a “group” by virtue of the Stockholders Agreement for purposes of Section 13(d)(3) of the 1934 Act, and each disclaims beneficial ownership of all securities of the Company held by any other party to the Stockholders Agreement.
     Pursuant to the transactions in December 2004 described in Item 3, Brantley IV also received the option to purchase shares of Class A Common Stock for cash in an amount up to an aggregate of $3 million from time to time after the Closing, subject to the approval of a majority of the unaffiliated members of the board of directors of Orion, at a price equal to the lesser of $1.25 per share or 70% of the daily average of the high and low trading prices of the Class A Common Stock for the twenty trading days preceding the date of the Closing. Other than as described above and in this Statement, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the following:
     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
     (d) any change in the present board of directors or management of the Company;
     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company’s business or corporate structure;
     (g) changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or
     (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Company.
     (a) As of the date hereof, Brantley III owns a total of 2,321,649 shares of Class A Common Stock, or approximately 18.68% of the outstanding shares based on 12,428,042 shares outstanding (the “Outstanding Shares”) as of March 27, 2006 (as set forth in the Company’s Form 10-KSB for the fiscal year ended December 31, 2005 filed on March 31, 2006).
     As of the date hereof, Brantley IV beneficially owns a total of 33,205,796 shares of Class A Common Stock consisting of (i) 7,863,996 shares of Class B Common Stock convertible (based on the March Conversion Factor described in Item 3) into 31,875,833 shares of Class A Common Stock, (ii) 1,309,508 shares of Class A Common Stock issuable upon conversion of the Convertible Notes and (iii) warrants exercisable for 20,455 shares of Class A Common Stock, or approximately 72.77% of the sum of the Outstanding Shares and the shares of Class A Common Stock issuable upon conversion of the Class B Common Stock and the Convertible Notes, or exercise of warrants, held by Brantley IV. As described in Item 3, Brantley IV may be entitled to additional shares of Class A Common Stock upon conversion of the Class B Common Stock as a result of interest on the purchase price of the Class B Common Stock or reductions in the market price of Class A Common Stock.
     As of the date hereof, Brantley III Management may be deemed, in its capacity as general partner of Brantley III, to indirectly beneficially own a total of 2,321,649 shares of Class A Common Stock consisting of 2,321,649 shares of Class A Common Stock, or approximately 18.68% of the Outstanding Shares. Brantley III Management disclaims beneficial ownership of any such shares except to the extent of its pecuniary interest therein.
     As of the date hereof, Brantley IV Management may be deemed, in its capacity as general partner of Brantley IV, to indirectly beneficially own a total a total of 33,205,796 shares of Class A Common Stock consisting of (i) 7,863,996 shares of Class B Common Stock convertible (based on the March Conversion Factor) into 31,875,833 shares of Class A Common Stock, (ii)

1,309,508 shares of Class A Common Stock issuable upon conversion of the Convertible Notes and (iii) warrants exercisable for 20,455 shares of Class A Common Stock or approximately 72.77% of the sum of the Outstanding Shares plus the shares of Class A Common Stock issuable upon conversion of the Class B Common Stock and the Convertible Notes, or exercise of warrants, held by Brantley IV. Brantley IV Management disclaims beneficial ownership of any such shares except to the extent of its pecuniary interest therein.
     As of the date hereof, Pinkas LP may be deemed, in its capacity as general partner of Brantley III and Brantley IV, to indirectly beneficially own a total of 35,527,445 shares of Class A Common Stock consisting of (i) 2,321,649 shares of Class A Common Stock, (ii) 7,863,996 shares of Class B Common Stock convertible (based on the March Conversion Factor) into 31,875,833 shares of Class A Common Stock, (iii) 1,309,508 shares of Class A Common Stock issuable upon conversion of the Convertible Notes and (iv) warrants exercisable for 20,455 shares of Class A Common Stock, or approximately 77.85% of the sum of the Outstanding Shares plus the shares of Class A Common Stock issuable upon conversion of the Class B Common Stock and the Convertible Notes, or exercise of warrants, held by Brantley IV. Pinkas LP disclaims beneficial ownership of any such shares except to the extent of its pecuniary interest therein.
     As of the date hereof, Mr. Pinkas may be deemed, by virtue of his relationships with the other Reporting Persons, to indirectly beneficially own a total of 35,527,445 shares of Class A Common Stock consisting of (i) 2,321,649 shares of Class A Common Stock, (ii) 7,863,996 shares of Class B Common Stock convertible (based on the March Conversion Factor) into 31,875,833 shares of Class A Common Stock, (iii) 1,309,508 shares of Class A Common Stock issuable upon conversion of the Convertible Notes and (iv) warrants exercisable for 20,455 shares of Class A Common Stock, or approximately 77.85% of the sum of the Outstanding Shares plus the shares of Class A Common Stock issuable upon conversion of the Class B Common Stock and the Convertible Notes, or exercise of warrants, held by Brantley IV. Mr. Pinkas disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.
     In accordance with Rule 13d-5(b)(1) under the 1934 Act and by virtue of the Stockholders Agreement, Brantley III, Brantley IV and Brantley Capital may be deemed to be part of a “group” for purposes of Section 13(d)(3) of the 1934 Act. Pursuant to the Stockholders Agreement, each of Brantley III, Brantley IV and Brantley Capital have agreed to cast all votes necessary to elect as members of the board of directors of the Company one director as shall have been nominated by each of Brantley III, Brantley IV and Brantley Capital, as described in Item 4. Brantley III and Brantley IV disclaim that they are part of a “group” by virtue of the Stockholders Agreement, and each disclaims beneficial ownership of all securities of the Company held by any other party to the Stockholders Agreement.
     In accordance with Rule 13d-5(b)(1) under the 1934 Act and by virtue of the relationships described herein, the Reporting Persons may be deemed to be part of a “group” for purposes of Section 13(d)(3) of the 1934 Act. The Reporting Persons disclaim that they are part of a “group” by virtue of the relationships described herein, and each disclaims beneficial ownership of all securities of the Company held by any other entity except to the extent of its pecuniary interest therein.
     (b) As of the date hereof, Brantley III beneficially owns shares representing approximately 18.68% of the Outstanding Shares. Brantley III has sole voting and dispositive power with respect to such shares.
     As of the date hereof, Brantley III Management, as the sole general partner of Brantley III, may be deemed to share voting and dispositive power with respect to shares currently held by Brantley III, representing approximately 18.68% of the Outstanding Shares. The filing of this Statement shall not be construed as an admission that Brantley III Management, Pinkas LP, or Mr. Pinkas are beneficial owners of such shares held by Brantley III.
     As of the date hereof, Brantley IV beneficially owns shares representing approximately 72.77% of the sum of the Outstanding Shares plus the shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock and the Convertible Notes, or exercise of warrants, held by Brantley IV. Brantley IV has sole voting and dispositive power with respect to such shares.
     As of the date hereof, Brantley IV Management, as the sole general partner of Brantley IV, may be deemed to share voting and dispositive power with respect to shares currently held by Brantley IV, representing approximately 72.77% of the sum of the Outstanding Shares plus shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock and the Convertible Notes, or exercise of warrants, held by Brantley IV. The filing of this Statement shall not be construed as an admission that Brantley IV Management, Pinkas LP, the Minority Partners, or Mr. Pinkas are beneficial owners of such shares held by Brantley IV.
     As of the date hereof, Pinkas LP, as general partner of Brantley III and Brantley IV, may be deemed to share voting and dispositive power with respect to shares currently held by Brantley III and Brantley IV, representing approximately 77.85% of the sum of the Outstanding Shares plus shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock and the Convertible Notes, or exercise of warrants, held by Brantley IV. The filing of this Statement shall not be construed as an admission that Pinkas LP, the Minority Partners, or Mr. Pinkas are beneficial owners of such shares held by Brantley III and Brantley IV.
     As of the date hereof, Mr. Pinkas, due to his relationships with the other Reporting Persons, may be deemed to share voting and dispositive power with respect to shares currently held by the other Reporting Persons representing approximately 77.85% of the sum of the Outstanding Shares plus shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock and the Convertible Notes, or exercise of warrants, held by Brantley IV. The filing of this Statement shall not be construed as an admission that Mr. Pinkas or the Minority Partners are beneficial owners of such shares held by the other Reporting Persons.

     (c) See Item 3 for the descriptions of the transactions in which the securities owned by the Reporting Persons were acquired. There were no transactions in the securities of the Company by the Reporting Persons in the past sixty days.
     (d) No person other than the Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this filing.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.
     The responses to Items 3, 4 and 5 of this Schedule 13D (Amendment No. 2) and the Exhibits to this Statement are incorporated herein by reference. Brantley III, Brantley IV and Brantley Capital are party to the Stockholders Agreement described in Item 4.
Item 7. Material to be Filed as Exhibits.
I	Joint Filing Agreement, dated as of April 12, 2006.

II	Stockholders Agreement, dated as of December 15, 2004 (incorporated by reference to Exhibit 10.14 to the Orion HealthCorp, Inc. Form 8-K filed December 21, 2004).

III	Convertible Subordinated Promissory Note, dated as of June 1, 2005 (incorporated by reference to Exhibit 10.1 to the Orion HealthCorp, Inc. Form 8-K filed June 7, 2004).

IV	Convertible Subordinated Promissory Note, dated as of June 1, 2005 (incorporated by reference to Exhibit 10.2 to the Orion HealthCorp, Inc. Form 8-K filed June 7, 2004).

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 12, 2006	BRANTLEY VENTURE PARTNERS III, L.P.
	By:	Brantley Venture Management III, L.P., its general partner

By:	/s/ Paul H. Cascio
	Name:	Paul H. Cascio
	Title:	Authorized Signatory

BRANTLEY VENTURE MANAGEMENT III, L.P.
By:	/s/ Paul H. Cascio
	Name:	Paul H. Cascio
	Title:	Authorized Signatory

BRANTLEY PARTNERS IV, L.P.
By:	Brantley Venture Management IV, L.P., its general partner

By:	/s/ Paul H. Cascio
	Name:	Paul H. Cascio
	Title:	Authorized Signatory

BRANTLEY VENTURE MANAGEMENT IV, L.P.
By:	/s/ Paul H. Cascio
	Name:	Paul H. Cascio
	Title:	Authorized Signatory

PINKAS FAMILY PARTNERS, L.P.,
By:	/s/ Robert P. Pinkas
	Name:	Robert P. Pinkas
	Title:	Authorized Signatory

/s/ Robert P. Pinkas
Robert P. Pinkas

EXHIBIT I
AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D (AMENDMENT NO. 2)

     The undersigned hereby agree as follows:
(i)	Each of them is individually eligible to use the Schedule 13D (Amendment No. 2) to which this Exhibit is attached, and such Schedule 13D (Amendment No. 2) is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D (Amendment No. 2) and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: April 12, 2006	BRANTLEY VENTURE PARTNERS III, L.P.
	By:	Brantley Venture Management III, L.P., its general partner

By:	/s/ Paul H. Cascio
	Name:	Paul H. Cascio
	Title:	Authorized Signatory

BRANTLEY VENTURE MANAGEMENT III, L.P.
By:	/s/ Paul H. Cascio
	Name:	Paul H. Cascio
	Title:	Authorized Signatory

BRANTLEY PARTNERS IV, L.P.
By:	Brantley Venture Management IV, L.P., its general partner

By:	/s/ Paul H. Cascio
	Name:	Paul H. Cascio
	Title:	Authorized Signatory

BRANTLEY VENTURE MANAGEMENT IV, L.P.
By:	/s/ Paul H. Cascio
	Name:	Paul H. Cascio
	Title:	Authorized Signatory

PINKAS FAMILY PARTNERS, L.P.
By:	/s/ Robert P. Pinkas
	Name:	Robert P. Pinkas
	Title:	Authorized Signatory

/s/ Robert P. Pinkas
Robert P. Pinkas